UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2024

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Response to inquiry relating to press reports (undetermined)

●

This Form 6-K is an explanatory report regarding the press reports, including ‘Korea Electric Power Corporation (“KEPCO”) secured Saudi gas combined cycle power plant project,’ published by Yonhap News Agency and others on November 21, 2024.

●

KEPCO was selected as the successful bidder for the construction and operation of the Rumah 1 and Nairyah 1 gas combined cycle power plants in Saudi Arabia on November 7, 2024 and plans to conclude the power purchase agreement within November, 2024.

●

If the power purchase agreement is concluded, KEPCO may generate approximately KRW 4 trillion in revenue based on KEPCO’s equity stake over 25 years from the construction and operation of the Rumah 1 and Nairyah 1 gas combined cycle power plants.

●	KEPCO plans to provide further disclosure regarding the above matters either at the time such details have been decided or within one month from the date of this report.

●	Disclosure Officer : CFO of KEPCO

●	Expected date of subsequent disclosure : 2024-12-20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name: Park, WooGun
Title: Vice President

Date: November 21, 2024